SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated February 13, 2004

                           Commission File No. 1-14838

                                   ----------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: (i) a press release dated February 13, 2004 announcing annual results for 2003; (ii) a press release dated February 13, 2004 announcing that Rhodia has signed an agreement with U.S. Private Placement investors and (iii) a press release dated February 13, 2004 announcing that Rhodia has signed an agreement to negotiate the sale of its Food Ingredients business with Danisco.


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


                                 [Rhodia logo]


                                                                   PRESS RELEASE



                       SHARP DETERIORATION IN 2003 RESULTS

                  FIRST STEPS ACHIEVED IN GROUP'S RECOVERY PLAN


Paris, February 13, 2004 - Rhodia today published its audited annual results for 2003 which were approved February 12 by the Board of Directors.

        Simplified income statement
        In millions of euros

       ------------------------------------------------------------------------
          2002         2002                                              2003
        Reported    Restated*

       ------------------------------------------------------------------------
         6,617        5,520    Net Sales                                 5,453
       ------------------------------------------------------------------------
           798         624     EBITDA                                      364
       ------------------------------------------------------------------------
         12.1%        11.3%    EBITDA/Sales                               6.7%
       ------------------------------------------------------------------------
           351         250     Operating Income                           -159
       ------------------------------------------------------------------------
            43                 Net Income, after minorities (before       -749
                        -      amortization of goodwill)
       ------------------------------------------------------------------------
                               Net Income, after minorities (after
           - 4          -      amortization of goodwill)               - 1,351
       ------------------------------------------------------------------------

                * Figures restated to account for divestitures completed in 2002 and at current exchange rates


o A year marked by a combination of negative factors strongly impacting Group operating performance


     Rhodia reported Net Sales of 5,453 million euros in 2003, down 17.6% compared with 2002. The decline is due primarily to changes in the Group's structure (-8.8%) following divestitures in 2002 and 2003 and foreign exchange rate effects (-7.8%) caused by the persistent weakness of the US dollar.

     On the same basis (constant structure and exchange rates), net sales declined 1.2% compared with 2002 due to decreased volumes, particularly in the pharmaceuticals, agrochemicals and textiles markets. In an adverse business environment, price levels remained stable.



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

     Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) stood at 364 million euros compared to 798 million euros in 2002. On a comparable basis (constant structure and exchange rates), EBITDA declined by 260 million euros. Eighty percent of this result was from the impact of higher raw material prices with the remainder due to lower volumes and additional restructuring charges.

     The EBITDA/Sales ratio was 6.7% in 2003, compared to 11.3% in 2002, on a comparable basis (constant structure and exchange rates).

     The combination of these negative factors reduced the Group's Operating Income to a loss of 159 million euros compared to a positive 351 million euros in 2002.


     For the year as a whole, the Group's Net Income, after minority interests, stood at a loss of 1,351 million euros compared to a loss of 4 million euros in 2002, due primarily to a write-down of assets of 875 million euros announced at the end of the year.

o    Stability of Group's Total Net Debt

                      In line with its objectives, Rhodia limited capital expenditures to 233 million euros in 2003, compared with 374 million euros in 2002. At the same time, the Group maintained strict control over working capital needs which stood at 14.1% of sales as of December 31, 2003. These efforts partially offset the effect of the strong decline in results on free cash flow which declined to -51 million euros at the end of 2003.

                      The Group also re-capitalized a portion of its leasing contracts, amounting to 275 million euros. At the same time, outstanding securitization programs were reduced by 208 million euros.

                      As a result, the Group's Net Financial Debt stood at 2,567 million euros at the end of 2003 compared with 2,133 euros at the end of 2002. Total Net Debt, including off-balance sheet items, remains relatively stable at 3,240 million euros at the end of 2003 (+ 31 million euros compared to the end of 2002).

o    Analysis of businesses by Division

                      Pharmaceuticals & Agrochemicals

                      The Division experienced a substantial decline in its business activities in 2003 principally due to a decrease in sales volumes and foreign exchange rate effects. The decrease in volumes is a result of the postponed launch of new pharmaceuticals, expected since July 2002, for which the Pharma Solutions Enterprise supplies intermediates, and by a general weakening in demand for products of the Perfumery, Performance & Agrochemicals Enterprise.

                      Consumer Care & Food

                      All the businesses of the Division--with the exception of detergents in Europe and cosmetics-- grew in sales volumes in 2003. The marginal decline in the Division's net



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

     sales during the year was due primarily to unfavorable foreign exchange rates linked to the decline in the value of the US dollar.


                      Industrial Care & Services

                      The Division experienced a slight decline in its results in 2003. This was due primarily to the poor performance of the Silicones business, which experienced higher raw material prices and strong pressure on prices. The Silica Systems and Eco Services Enterprises maintained their growth through their positions in growing markets such as tires and sulfuric acid regeneration.


                      Automotive, Electronics & Fibers

                      The Division businesses lost ground compared to 2002 affected by the collapse in demand in the downstream polyamide markets, especially during the third quarter, the sharp depreciation of the US dollar against the euro and high raw materials prices. Only the Engineering Plastics Enterprise achieved satisfactory growth in its sales volumes.



October 2003 - February 2004: First Steps Achieved With Rhodia Recovery Plan

As Rhodia pursues its plan to simplify and streamline the organization announced October 30, 2003, and having signed an agreement for the refinancing of its bank debt in December, Rhodia today announced:

o The signing of an agreement with the US private placement investors for reimbursement of the investment in two stages: one-half, or 145 million dollars, in February, with the balance paid on June 30. Each payment will include the accrued interest and a premium as provided in the notes (see press release issued today).

o The signing of an agreement to negotiate the sale of its Food Ingredients business exclusively with Danisco. The business includes the cultures, hydrocolloids and food safety products activities (see press release issued today).

o The intended sale of its Specialty Phosphates business for which it already has received several expressions of interest from both strategic and financial potential buyers.

o The signing of an agreement with its unions which frames, in France, the program for the communication/consultation process as well as the elements of the social plan linked to restructuring.




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

Rhodia Tomorrow

o    A Restructured Group Refocused On Competitive Businesses In Two Pillars :

                      Rhodia intends to develop its Applications Chemistry businesses* in which our innovation capabilities and close relationships with our major customers offer the Group solid growth opportunities.

                      With their solid competitive technologies and their tight control over costs, the Specialty Materials & Services businesses** will continue to be strong and reliable cash generators.

                      The Group will continue to restructure and reposition its Fine Chemicals businesses*** to restore their competitiveness and to capitalize on improvements in their markets. Ultimately, the aim is to integrate these businesses into either the Applications Chemistry or Specialty Materials & Services strategic pillars.

o    A Group with a strengthened position in China

                     Rhodia also intends to significantly reinforce its position in China with an objective of generating 10% of its total sales there in the medium term. With a strong industrial and commercial presence already in place, the Group is focusing on the strong growth potential of China's markets as well as the base for lower-cost production that it represents.

o    Outlook

                      2004 and 2005 will be transition years dedicated to transforming and refocusing the Group in a still uncertain economic environment.

                      By 2006, Rhodia foresees a return to positive net income by a reconfigured Group with expectations for sustained profitability.

                  *The four Applications Chemistry enterprises: HPCII, (Home Personal Care & Industrial Ingredients), PPMC (Performance Products for Multifunctional Coatings), RE3S (Rare Earths, Silicones & Silica Systems), and Phosphorus & Performance Derivatives.


                  ** The three Specialties Materials and Services enterprises:
Polyamide, Acetow and Eco Services


                  *** The two Fine Chemicals enterprises: Pharma Solutions and Perfumery, Performance & Agrochemicals

--------------------------------------------------------------------------------
                  This press release and a detailed presentation of the 2003 results will be available at 8:30 am on Rhodia's website: www.rhodia.com
                                                          --------------
--------------------------------------------------------------------------------

This press release contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.



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

Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.5 billion in 2003 and employs approximately 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
---------------

Lucia Dumas                                 [Phone] +33 1 55 38 45 48

Anne-Laurence de Villepin                   [Phone] +33 1 55 38 40 25

Investor Relations
------------------

Nicolas Nerot                               [Phone] +33 1 55 38 43 08



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



ANNUAL RESULTS 2003


CONSOLIDATED INCOME STATEMENT

Annual audited accounts (French GAAP)



--------------------------------------------------------------------------------
                       ((euro)m)                               2002       2003
--------------------------------------------------------------------------------
Net Sales                                                      6,617      5,453
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA                                                           798        364
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Profit                                                 351       -159
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Equity in earnings of affiliated companies                       -38        -95
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Interest expenses                                               -123       -250
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Other gains and losses                                           -72        -98
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Income Tax                                                       -66       -142
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Minority Interests                                                -9         -5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net result after minorities (before goodwill                      43       -749
amortization)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Goodwill amortization                                            -47       -602
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net result after minorities (after goodwill                       -4     -1,351
amortisation)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Earning/(loss) per share (euro) *                              -0.02      -7.53
--------------------------------------------------------------------------------

* Earnings per share are calculated on the basis of 178 765 518 shares for 2002and of 179 309 188 shares for 2003



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


ANNUAL RESULTS 2003
Annual audited accounts (French GAAP)



--------------------------------------------------------------------------------
((euro)m)                                          2002        2003          %

--------------------------------------------------------------------------------
RHODIA (consolidated)
--------------------------------------------------------------------------------
Net Sales                                          6,617       5,453       -17.6
--------------------------------------------------------------------------------
EBITDA                                               798         364       -54.4
--------------------------------------------------------------------------------
EBITDA Recurring*                                    822         435       -47.1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Pharma & Agro
--------------------------------------------------------------------------------
Net Sales                                          1,213         800       -34.0
--------------------------------------------------------------------------------
EBITDA                                               128          17       -86.7
--------------------------------------------------------------------------------
EBITDA Recurring*                                    135          25       -81.5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Consumer Care & Food
--------------------------------------------------------------------------------
Net Sales                                          2,325       2,092       -10.0
--------------------------------------------------------------------------------
EBITDA                                               334         235       -29.6
--------------------------------------------------------------------------------
EBITDA Recurring*                                    336         255       -24.1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Industrial Care & Services
--------------------------------------------------------------------------------
Net Sales                                          1,483       1,310       -11.7
--------------------------------------------------------------------------------
EBITDA                                               203         134       -34.0
--------------------------------------------------------------------------------
EBITDA Recurring*                                    215         146       -32.1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Automotive, Electronics & Fibers
--------------------------------------------------------------------------------
Net Sales                                          1,502       1,386       -7.7
--------------------------------------------------------------------------------
EBITDA                                               215         121       -43.7
--------------------------------------------------------------------------------
EBITDA Recurring*                                    216         128       -40.7
--------------------------------------------------------------------------------



* Unaudited elements before restructuring costs and other exceptional items.


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



CONSOLIDATED BALANCE SHEET

                                                       -------------------------
                                                          12/2002       12/2003
                                                       -------------------------
((euro)m)

---------------------------------------------------    -------------------------
Fixed Assets                                               5,306         3,968
---------------------------------------------------    -------------------------

---------------------------------------------------    -------------------------
Current Net Assets                                           360           200
---------------------------------------------------    -------------------------

---------------------------------------------------    -------------------------
Total Assets                                               5,666         4,168
---------------------------------------------------    -------------------------



---------------------------------------------------    -------------------------
Shareholders' Equity*                                      1,858           275
---------------------------------------------------    -------------------------

---------------------------------------------------    -------------------------
Long Term & Short Term Liabilities                         1,675         1,326
---------------------------------------------------    -------------------------

---------------------------------------------------    -------------------------
Net Debt                                                   2,133         2,567**
---------------------------------------------------    -------------------------

---------------------------------------------------    -------------------------
Total Liabilities                                          5,666         4,168
---------------------------------------------------    -------------------------



* including minority interests
** including 275 M(euro) of capitalised leases


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


                                 [Rhodia logo]


                                                                   PRESS RELEASE


RHODIA SIGNS AGREEMENT WITH U.S. PRIVATE PLACEMENT INVESTORS

Paris, February 13, 2004 - Rhodia announced today that it has signed an agreement with investors holding its U.S. private placement notes.

Under the terms of the agreement, 145 million dollars, half the outstanding principal amount, will be repaid by February 2004 and the balance will be repaid June 30, 2004, in each case with accrued interest and a premium as provided in the notes.

The existing note guarantees from two Rhodia subsidiaries will remain in place.

Following the bank refinancing agreement signed December 23, this agreement completes another step in the Group's debt refinancing plan.

--------------------------------------------------------------------------------
                  Information regarding the subsidiary guarantors is available on the website for Rhodia Inc at : www.us.rhodia.com
                                   -----------------
--------------------------------------------------------------------------------


Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.5 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
---------------

Lucia Dumas                         [Phone] +33 1 55 38 45 48

Anne-Laurence de Villepin           [Phone] +33 1 55 38 40 25

Investor Relations
------------------

Nicolas Nerot                       [Phone] +33 1 55 38 43 08

                                 [Rhodia logo]


                                                                   PRESS RELEASE


RHODIA TAKES FIRST STEP TO RE-FOCUS PORTFOLIO WITH DIVESTITURE OF FOOD INGREDIENTS BUSINESS

                  Paris, February 13, 2004 - Following the receipt of an acceptable offer by the Danish company Danisco, Rhodia announced today that the two companies have entered into exclusive negotiations concerning the sale of Rhodia's food ingredients business. The business includes the cultures, hydrocolloids and food safety products activities.

                  The two parties expect to reach an agreement shortly. The transaction would be finalized during the second quarter of 2004, after consultations have been held with employee representatives and legal authorizations received.

                  The food ingredients business, which has few synergies with other Rhodia businesses, generated sales of 211 million euros in 2003 and includes 860 employees.

                  The divestiture marks the first step in Rhodia's plans to re-focus its business portfolio and will contribute significantly to debt reduction.

                  Rhodia confirms the objective announced October 30 to achieve 700 million euros from divestitures by the end of 2004.


--------------------------------------------------------------------------------
                  You may consult this press release on Rhodia's website at: www.rhodia.com
--------------
--------------------------------------------------------------------------------



Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.5 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 8,000 people in some 40 countries and reported net sales of DKK
16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

Contacts

Press Relations
---------------
Lucia Dumas                         [Phone] +33 1 55 38 45 48

Anne-Laurence de Villepin           [Phone] +33 1 55 38 40 25

Investor Relations
------------------

Nicolas Nerot                       [Phone] +33 1 55 38 43 08



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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: February 13, 2004                        RHODIA

                                               By:    /s/ PIERRE PROT
                                                      --------------------------
                                               Name:  Pierre PROT
                                               Title: Chief Financial Officer



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